Mail Stop 0408


								September 27, 2006






David K. Johnson
President and Chief Executive Officer
WSB Financial Group, Inc.
607 Pacific Avenue
Bremerton, Washington 98337


Re: 	WSB Financial Group, Inc.
      Registration Statement on Form S-1
      File No. 333-137038
      Filed August 31, 2006



Dear Mr. Johnson:

      We have reviewed your filing and have the following comments.
Where indicated, we think you should revise your documents in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation.
In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

      Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.



General
1. Please include an updated consent from your independent accountants in subsequent pre-effective amendments.
2. Please update the financial statements under Rule 3-12 of Regulation S-X, as applicable.


Summary, page 1
3. Please revise the section entitled "WSB Financial Group, Inc."
* revise the first paragraph to disclose the percentage of your loans
that are related to real estate;
* disclose the percentage of shares that will be owned by
directors
and executive officers and the effective control that they will have
over the company;
* revise the third paragraph to disclose the total growth from
2001
to 2006 or the growth each year rather than the compound annual growth; and
* clarify the bullet point relating to net income to disclose the
12
month period for which you earned $15,000.

4. Here and throughout your filing where you have utilized the compound annual growth rate (CAGR) measure, please revise to include a footnote to explain the meaning of the measure and how it is calculated.

5. Please revise the section entitle "Our Market Area" to summarize the competition in your market.

6. Please summarize your recent violations of consumer laws and your weaknesses and failures to comply with reporting requirements. In the MD&A, identify each of your violations, failures and weaknesses and briefly explain each of them. Identify the corrective measures that you agreed with the FDIC to undertake. Please provide us with the MOU and all relevant documentation.






Risk Factors, page 8
7. Please revise each risk factor to "provide the information investors need to assess the magnitude of the risk." We refer you to
Staff Legal Bulletin No.7 (sample comments 34 and 38).   For
instance, in the first and second risk factors on page 8 you do not
indicate the consequences of you being unable to sustain your historical growth rates on your profits and your ability to make
loans.   You also need to be more precise, in the first risk
factor
on page 9 and elsewhere than simply stating that if the risk occurs, it could "hurt our business and our prospects."

8. Please revise this section in compliance with Rule 421(d), Item 503(C) of Regulation S-K and Staff Legal Bulletin No.7 to make each risk factor concise and in plain English. For instance, please group the numerous risk factors relating to growth and eliminate any duplication. In addition, consolidate the first and third risk factors on page 10 relating to the risk you will not be able to maintain controls if you grow. In addition, consolidate the second and third risk factors on page 14 which address similar risks.

9. Please add a risk factor which discusses the fact that much of your loan portfolio is unseasoned and may not exhibit any problems until the loans are older.

10. Please revise the first risk factor on page 9 relating to real estate lending as follows:
* replace the characterization of your loans to real estate as "significant contribution` to state that over 93 percent of your loans are in real estate;
* provide more detail regarding the risks of have 52 percent of your loan portfolio in construction and development projects;
* discuss the extent to which a significant portion of your loans are concentrated among one or more borrowers;
* discuss the risk that all, or most, of your loans will suffer if there is a decline in the real estate market;
* describe the extent to which your residential loans are single family or multi family; and
* describe in detail potential consequences of a downturn in the real estate market on you, including not only how your outstanding loans and collateral would be affected but the extent to which you may not be able to generate future business.

11. Please revise the third risk factor, on page 9, relating to the limited geographic area as follows:
* discuss how operating in a limited geographic area could limit your ability to grow; and
* discuss the extent to which you are dependent on the military and its members for deposits or lending business.

12. Please revise the first risk factor, on page 11, relating to FDIC as follows:
* disclose the "weaknesses and failures` in your compliance to which you refer;
* disclose the "certain banking related consumer laws" that you violated; and
* disclose more completely the regulatory actions that could be taken if you fail to comply with the MOU with the FDIC.

13. Please revise the third risk factor, on page 11, relating to interest rates to disclose the following:
* the percentage of your loans that are fixed rate and the percentage that are variable; and
* the percentage of your loans that are short term and the percentage that are long term.

14. Please revise the fourth risk factor on page 11 relating to competition to disclose the following:
* larger competitors may offer better lending and deposit rates to customers;
* competitors may increase their competition as you become a public company and your growth becomes more visible; and
* larger competitors may not be as vulnerable as you to local downturns and real estate downturns since they have a broader geographic area and their loan portfolio is diversified.

15. Please revise the second risk factor on page 13 relating to dividends from Westsound Bank to disclose the limits on the amounts of dividends.






Use of Proceeds, page 18
16. Please revise this section to include your intent to pursue acquisitions of financial institutions which you discuss in the risk factors on page 12.

17. Please disclose the approximate cost for opening a new branch and the cost for loan production offices.


Management`s Discussion and Analysis of Financial Condition and
Results of Operations, page 21

Overview, page 21
18. Please provide analysis, consistent with Release No. 33-8350, of
the opportunities, challenges, risks and uncertainties, as well as the actions they are taking to address these opportunities, challenges risks and uncertainties. For instance, please discuss how management is addressing the problems and ramifications of the
FDIC
examination and the MOU.   Provide analysis of how you will grow
while complying with the MOU. In addition, please provide analysis of economic factors, such as interest rates, or industry-wide factors, such as a decline in the real estate market, relevant to the company on which management is concerned.

19. Please comply with Instruction 3 to Item 303(a) which provides that "the discussion and analysis shall focus specifically on material events and uncertainties known to management that would cause reported financial information not to be necessarily indicative of future operating results or of future financial condition." Please include in this section analysis of the anticipated impact of the following:
* costs of being a public company; and
* the national decline in sales of existing homes and in the median price for an existing home over the past 12 months and the recent drop in construction of new homes and apartments.

20. Please revise your statement in the third paragraph that you
"provide a variety of loans to our customers" to disclose the concentration of your loans in real estate.




Key Factors in Evaluating Financial Condition and Results of
Operations, page 22
21. Please revise this section as follows:
* address analysis of the net interest margin which you identify, on page 21, as a key performance measure but do not discuss in this section; and
* provide analysis of each of the performance measures in comparison to industry standards as you suggest you do with regard to return on average assets.


Loans, page 37
22. We note your disclosure on page F-29 that $140 million of your loans as of December 31, 2005, were interest only loans. Please revise to discuss this as an additional loan concentration, describe how you monitor such loans for collectibility, and disclose the terms of such loans, including option ARMs, and negative amortization features, if any. Please consider presenting a breakdown of your interest only loans in a tabular format in order to identify the major subcategories.


Allowance for Loan Losses, page 40
23. Please revise to describe your methodology for determining the unallocated portion of your allowance. Refer to SAB Topic 6.


Shareholders` Equity, page 44
24. Please revise to describe how you determined the payment of the stock dividends, in August 2006, should be based upon a share price of $13.15. If this value differs from your intended offering price, please provide an analysis of events which occurred from the payment of the dividend to the filing of your registration statement, to support your valuation.


Credit Policies, page 60
25. In the first paragraph, clarify whether you ever lend to developers who do not have leases for the properties. In addition state whether you "seek" to have an entire building leased or the required percentage before you will lend.



Our Competition, page 65
26. Please revise this section to provide more detail consistent with
Item 101(c)(1)(x) including, but not limited to, the following:
* an estimate of the number of competitors in your market;
* an estimate of your competitive position in your market;
* identification of one or a small number of competitors who are dominant in the industry in your market; and
* more detail regarding the positive and negative factors pertaining to your competitive position.


Director Compensation, page 79
27. Please disclose the value per share that you attributed to the stock that you gave the directors in August 2006 as compensation. Please reconcile your statement on page 70 that you gave the directors the stock in August 2006 with your statements on page II-2 that you paid them in stock in 2003, 2004, 2005 and 2006.

Experts, page 95
28. Please revise to include Exhibit 16, which is required by Item 601 of Regulation S-K.


Recent Sales of Unregistered Securities, page II-1
29. Please disclose the respective value per share that you attributed to the stock in each year 2003, 2004, 2005 and 2006 in which you gave stock to directors as compensation. Please add disclosure of securities sales by your subsidiary SB Financial Group
Trust.



Unaudited Financial Statements for the Quarter Ended June 30, 2006

Note 1: Summary of Significant Accounting Policies
Stock Option Plans, page F-10
30. Please revise to include the disclosures required by paragraph
84
of SFAS 123(R).


Audited Financial Statements for Fiscal Year Ended December 31,
2005

Consolidated Statement of Changes in Stockholders` Equity, page F-
20
31. Given the absence of an active market for your shares, please revise to disclose how you valued the shares of stock issued for directors` fees.


Note 1: Summary of Significant Accounting Policies

General
32. Please revise to include your accounting policy for recognition of lease income and expense.


Loans and allowances for loan losses, page F-23
33. We note that your allowance for loan loss provides for potential loan, loan commitment and standby letters of credit. Please revise your financial statements to present your estimate for the losses associated with off-balance sheet commitments as a liability separate from your allowance for loan loss. Refer to paragraph 8(e) of SOP 01-6.


Comprehensive Income, page F-26
34. Please revise to disclose why no tax benefit, related to your unrealized loss from available-for-sale securities, was recognized in
2003.


Note 6: Advances and Junior Subordinated Debentures Payable, page
F-
30
35. We note that your subsidiary, WSB Financial Group Trust I, was created for the issuance of the trust preferred securities.
Please
revise to disclose, if true, that the subsidiary is 100% owned by the parent company and that the parent company has fully and unconditionally guaranteed the securities. Please refer to Item 3.10(b)(4) of Regulation S-X.


Note 12: Fair Value of Financial Instruments, page F-35
36. We note your assumptions for the estimate of the fair value of investment securities available for sale. Please tell us how you determined your assumptions and methodology are consistent with the guidance of paragraph 11 of SFAS 107. Revise your financial statements accordingly.



      * * * * * * * * * * * * *



      As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

	We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

	In connection with responding to our comments, please provide, in writing, a statement from the company and each filing person acknowledging that:

* the company or filing person is responsible for the adequacy and accuracy of the disclosure in the filing;

* staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

* the company or filing person may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

      In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

      You may contact Margaret Fitzgerald at (202) 551-3556 or
Kevin
L. Vaughn at 202-551-3494 if you have questions regarding comments on the financial statements and related matters. Please contact either
Jonathan E. Gottlieb at (202) 551-3416 or me at (202) 551-3491
with
any other questions.


						Sincerely,



						Todd K. Schiffman
						Assistant Director


cc. Glen P. Garrison, Esquire
Keller Rohrback, L.L.P.
Suite 3200
1201 Third Avenue
Seattle, Washington 98101




David K. Johnson
WSB Financial Group, Inc.
September 27, 2006
Page 1